Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Page Thomas A	2. Date of Event Requiring Statement (Month/Day/Year) April 14, 2003	4. Issuer Name and Tickler or Trading Symbol SYS "SYYS"
(Last) (First) (Middle) 1904 Hidden Crest Drive
(Street) El Cajon, CA 92019	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director __ 10% Owner __ Officer (give title below) __ Other (specify below) ___________________________	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X__ Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	50,000 shares	Direct

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
None

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	/s/ Thomas A. Page **Signature of Reporting Person	April 21, 2003 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.